Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
Phone: 805.447.1000

May 13, 2011
VIA EDGAR
Ms. Sasha S. Parikh
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Amgen Inc. Form 10-K for the Year Ended December 31, 2010 Definitive Proxy filed April 7, 2011 File No. 0-12477
Dear Ms. Parikh:
     We are responding to the Staff’s comment letter dated April 15, 2011 regarding the review of the above-referenced filings of Amgen Inc. (“we,” “Amgen” or the “Company”). We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.
Form 10-K for the Year Ended December 31, 2010
Research and Development and Selected Product Candidates, page 33
1.	In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:
•	A description of your research and development process. In your response, please describe the key management activities you undertake in your “modality-independent approach” to research and development, including a description of your process for identifying targets and choosing the best modality to address the target. Please explain how you monitor development progress for individual projects (e.g. board reviews), your criteria for prioritizing and funding projects, your key decision points for determining

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

project continuance or termination and the financial measures used to evaluate performance of your research and development function. Clarify whether you manage projects individually or whether you concentrate management based on groupings of projects, such as those in later stages of development versus earlier stages of development versus discovery.
The Company supplementally advises the Staff as follows:
Guiding Principles
Our vision is to deliver therapeutics that can make a meaningful difference in patients’ lives. To help achieve this, Amgen applies four guiding principles to its research and development (“R&D”) process.
The first is to focus our efforts on developing therapies that have a beneficial effect on patients suffering from the greatest unmet medical needs. These areas of need currently include oncology, hematology, inflammation, bone, nephrology, cardiovascular and general medicine, which includes neurology. Beginning with an unmet medical need, our scientists study the course of a disease to identify targets where a potential drug may have a beneficial effect.
The Company’s second guiding principle is to take a modality-independent approach to R&D—that is, once we identify targets, we then choose the modality we believe is best suited to address a specific target. As such, the Company’s discovery research programs may yield targets that lead to the development of human therapeutics delivered as large molecules (such as proteins, antibodies and peptibodies) or small molecules. Large and small molecules each have unique and inherent advantages and disadvantages. Although multiple factors can be involved in the selection of a modality, key criteria include the molecular nature of the target, anatomical location/distribution of the target, whether the target is intracellular or extracellular in nature and whether we want to block or activate the intrinsic activity of the target. Our modality-independent approach provides the Company with the flexibility to leverage the advantageous aspects of a particular approach that we believe are best suited to interdict a disease, without being tied to one particular modality.
The Company’s third major emphasis is to study disease in patients. All too often, our industry has found that experimental models have little predictive value with respect to human disease, which often results in the failure of clinical trials and escalation of drug development costs. While it is significantly more complicated to study disease in humans, we believe that this is the only way to successfully develop human therapeutics. Defining the key elements of disease in patient populations drives our R&D investment and the potential therapeutics we pursue.
The Company’s fourth guiding principle is seamless integration. We strive to integrate our organization by incorporating the perspectives from sales and marketing, clinical development and basic research into all of our drug development programs. There are important insights that come to basic research and clinical development from understanding the medical marketplace,

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

and vice versa. Aligning our priorities across these functions helps ensure that we develop potential therapeutics in a manner that we expect to address unmet medical needs and meet the changing demands of the marketplace.
Monitoring the Development Process
To bring vital medicines to patients, we rigorously test product candidates. Our process to develop potential therapeutics is organized into stages, each involving a unique set of requirements, tests and studies that must be completed in order for the potential therapeutic to progress to the next stage of development.
The process begins with our scientists studying the course of a disease. This enables them to identify points in the disease where a treatment may have an effect. Multiple Amgen teams simultaneously study many different diseases in need of treatment. When we find one or more points in a disease to target, then our scientists test thousands of molecules for activity against that target. Usually only a small number are active and have the right characteristics to warrant further study. We then decide which of these molecules is most promising and test whether it has the characteristics necessary to help patients with a serious illness.
Once we have selected a molecule, our next goal is to be able to test it in humans to determine if the molecule will be safe and effective when used in people. After thoroughly analyzing a molecule’s safety to determine whether it is ready for testing in humans, we then seek approval from regulatory agencies to begin clinical trials.
In small Phase 1 clinical studies — conducted either in healthy volunteers or in people with the targeted disease — we gather preliminary data regarding the safety and efficacy of the product candidate and establish a range of doses for further testing.
In Phase 2 clinical studies, we attempt to test the product candidate in enough patients suffering from the targeted disease to assess the product candidate’s effectiveness and we continue to evaluate its safety. Phase 2 studies can also help determine dosing and a treatment schedule.
Phase 3 trials are designed to confirm the safety and effectiveness of a product candidate in large numbers of patients with the targeted disease. If the outcome is successful, we generally submit the product candidate to regulatory agencies for their approval. Once approved, we monitor safety for as long as the product is prescribed to patients. From time to time, we may seek regulatory approval to update manufacturing methods or to conduct new clinical trials to add new indications to treat other unmet medical needs.
Over the course of this development process, there are several review points, or “portals,” where the product candidate is evaluated to determine if it should advance to the next stage of development. Portal examples include identifying a molecule as a viable clinical candidate, progressing the product candidate into preclinical testing, deciding to begin testing in humans

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

(Phase 1) and initiating Phase 2 and Phase 3 studies. These portals are governed by executive-level cross functional review boards that evaluate scientific, medical, manufacturing, commercial and financial information to assess the value of the product candidate to patients and Amgen. These review boards, which are explained in greater detail below, determine whether to advance a product candidate to the next stage, collect more data, out-license the molecule or terminate the program. A number of factors are considered by the review boards in making these decisions. The deciding factor or factors leading to each decision to advance, collect more data for, out-license or terminate a program can vary by stage and on the particular facts and circumstances around each program. Factors considered in such decisions include, but are not limited to, safety profile of the product candidate, efficacy of the product candidate towards the identified target, competitive landscape in the target therapeutic area, capabilities of the Company to successfully develop the product candidate, partnership commitments or requirements and the potential opportunity relative to other programs in our pipeline.
The composition of the portal governance boards changes as molecules progress from early to late stages of development, but all relevant functional and regional perspectives are always represented.
Research programs are managed individually by cross-functional teams (Product Strategy Teams, or “PSTs”) who also receive management oversight from more senior leaders (Therapeutic Area Steering Committees, or “TASCs”). The TASCs are responsible for managing a cluster of products based on their therapeutic area of expertise. Both PSTs and TASCs are accountable to distinct governance review boards. Earlier stage programs, or programs in early discovery through Phase 1, are governed by the Early Review Board (“ERB”). Late stage programs, or programs in Phase 2 or later, and marketed products are governed by the Late Stage Review Board (“XRB”). Investments at the Phase 2 trial and later stages of development are the most significant and therefore the XRB includes senior executive leadership representation from several functions, including R&D, Manufacturing, Commercial and Finance. Additionally, the ERB and XRB make portfolio management decisions for early stage programs and late stage and marketed product programs, respectively. Finally, we provide programmatic updates to our Board of Directors on a periodic basis to keep them informed of development progress.
•	Quantify the number of projects that were in preclinical development and Phase 1, Phase 2 and Phase 3 of clinical development and those for which a submission requesting regulatory approval was filed as of December 31, 2010.
The Company supplementally advises the Staff as follows:

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

The table below quantifies the number of projects that, as of February 9, 2011,1 were in Phase 3, Phase 2 and Phase 1.

# of programs
Phase 3	9
Phase 2	14
Phase 1	21
These figures correspond to the projects listed under Phase 3 Programs, Phase 2 Programs and Phase 1 Programs in the table on page 35 of the Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). We respectfully direct the attention of the Staff to the language in the paragraph preceding the table on page 35 of the 2010 Form 10-K, in which we explain that “each target indication for product candidates in phase 3 is listed separately.” Molecules in earlier phases of development are listed by their most advanced phase of development (e.g., a cancer therapy being studied in both Phase 2 and Phase 1 clinical trials for different tumor types would be listed in Phase 2).
The Company respectfully submits that information regarding the quantity of our preclinical research programs is not material to investors. Preclinical research is by its nature highly experimental and, as would be expected of such activities, has relatively high failure rates. We may test thousands of molecules (hundreds of which may not even go beyond in vitro testing) to address a single disease target, and as a consequence of this high rate of throughput, our preclinical program portfolio may change significantly during the course of a year. Further, even successful preclinical research must then be continued in many years of human clinical trials as the investigational product advances through Phases 1, 2 and 3, with many molecules failing at some stage of the process. Given that the vast majority of molecules examined in preclinical research never become commercialized human therapeutics, we historically have not described our preclinical research portfolio in our periodic reports. Furthermore, we respectfully submit that knowing this number over time would not provide investors with a helpful measurement of the Company’s preclinical research given the wide variations in scope, type and nature of the preclinical programs themselves. For example, during the course of a year the Company could terminate a large number of very early stage in vitro preclinical programs while simultaneously moving forward with a small number of larger in vivo preclinical research programs. Over this period, while the absolute number of preclinical programs would have declined, the remaining programs may be at a more advanced stage of preclinical development (albeit a stage with the relatively high failure rates discussed above). Consequently, we have not included in our periodic report disclosure any quantification of our preclinical program portfolio, and do not propose to add such information in the future.

[1]	February 9, 2011 is the date of the pipeline information provided in the chart on page 35 of our Form 10-K for the year ended December 31, 2010.

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

The following table provides the pending regulatory submissions which were filed in major markets (i.e., United States and the European Union) as of February 9, 2011:

Program	US Filing Date	EU Filing Date
XGEVA™ SRE (skeletal related events)	5/2010 (approval 11/2010)	6/2010
Vectibix® 1st/2nd line mCRC (metastatic colorectal cancer)	11/2010 (1st line) & 10/2010 (2nd Line)	4/2010
From time to time the Company requests marketing authorization approval by the applicable regulatory authorities in new territories or countries where our products were not previously marketed. The Company does not disclose filings in these non-major markets in our periodic reports because we do not deem them material.
•	A breakout of research and development expenses incurred during 2010, if practicable by development phase (i.e., preclinical, Phases 1, 2 and 3) and by therapeutic class.
The Company supplementally advises the Staff that we manage R&D expenses on a functional basis that crosses all phases of development and therapeutic classes. More specifically, the Company manages R&D expenses across its major functions, including Discovery Research, Translational Sciences, Development, Regulatory and Safety, and R&D Administration on a portfolio basis, each of which can cross multiple therapeutic areas and phases of development. This functional approach in R&D is consistent with our expense management approach across the Company.
•	For each project in the table on page 35, provide the month and the year that it entered that phase.
The Company supplementally provides the Staff with the information set forth on Appendix 1. The Company respectfully advises the Staff that it does not believe that information regarding when individual programs enter various phases of development is material to investors prior to the programs entering Phase 3. As each program is different and clinical trials being conducted vary significantly by study design, specified endpoint(s) and expected duration, the time when a particular phase of development begins does not necessarily correlate to when an investor can reasonably expect to see clinical trial results. Further, because of the highly experimental nature of clinical trials and resulting high failure rates, timing information about these earlier stage programs also fails to provide investors with material information about when a particular clinical program will result in a meaningful commercial benefit to the Company. Consequently, the Company’s Phase 1 and Phase 2 product candidates are listed in the Company’s Annual Report on Form 10-K on an annual basis, with generally no reference to the start date of the respective programs. As product candidates move into Phase 3, however, the Company provides more detail in its periodic reports regarding the development of these products, as the probability

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

of successful commercialization and the level of spending have increased significantly beyond prior phases of development. The Company’s practice is to include in each quarter’s periodic report the material changes in our pipeline — which in our view include the entry of a program into Phase 3 of development, the termination of a program after entering Phase 3 and the filing for marketing approval of a product candidate with the applicable regulatory agencies in major markets — that have occurred during that quarterly period.
•	For each project in the table on page 35, identify the significant patents associated with the project and their expiration date.
The Company respectfully directs the attention of the Staff to pages 7 through 17 of the 2010 Form 10-K, where we have listed the material patents for each of the Company’s currently marketed products. The Company respectfully submits that patent information for its investigational products that have not yet been approved or commercialized is generally not material to the Company’s stockholders. However, if and when a particular late-stage program becomes material to our stockholders, we include in our periodic reports additional information about that program, including information about the significant patents related to that program. For example, we respectfully direct the attention of the Staff to page 16 of our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), where we list the outstanding material patents for denosumab, which at that time had become material to stockholders as of the period covered by the filing despite not yet having been approved for commercial sale or use by the FDA or any other regulatory agency.
•	For each project in the table on page 35, tell us the projects added to and deleted from the table since 2009. For those removed from this table clarify whether they were commercialized or terminated. For each terminated project, if any, tell us the events and their timing leading to your decision to terminate the project.
The Company supplementally advises the Staff as follows:
The intent of the Company’s pipeline disclosure is to present the current state of our pipeline as a whole at the time of the Annual Report on Form 10-K. In addition, as explained above, material changes in our pipeline during the year (the entry of a program into Phase 3 of development, the termination of a program after entering Phase 3 and the filing for marketing approval of the product candidate with the applicable regulatory agencies in major markets) are disclosed in our periodic reports for the quarters in which such changes occur. When compared to the pipeline table contained in the Company’s 2009 Form 10-K, the pipeline table contained in the 2010 Form 10-K reflects that we (i) added five new Phase 1 programs and one new Phase 2 program, (ii) filed for regulatory approval for three Phase 3 programs and (iii) terminated three Phase 2 programs and one Phase 3 program.
The Company reported in its Form 10-Q for the period ended September 30, 2010 the termination of the Phase 3 program (Vectibix® in combination with platinum-based

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

chemotherapy in recurrent and/or metastatic head and neck cancer) as a result of its failure to meet its primary endpoint, which was statistically significant improvement in overall survival. We supplementally advise the Staff that the Company terminated the three Phase 2 programs due to failure to achieve a competitive commercial profile. However, given the earlier phase of development of these programs, separate disclosure of their termination was not considered material to investors.
The following table illustrates the changes across our portfolio from the 2009 Form 10-K to the 2010 Form 10-K:

Summary	Total	Description
New Phase 1 Programs	5	AMG 139, AMG 181, AMG 319, AMG 337, AMG 780

New Phase 2 Programs	1	Sensipar®/Mimpara® Post Renal Transplant

Filed / Approved	3	Denosumab-Bone Loss induced by hormone ablation, Denosumab-Cancer related bone damage (SRE), Denosumab- Postmenopausal osteoporosis

Terminated Programs	4	AMG 108 (Phase 2), AMG 222 (Phase 2), AMG 223 (Phase 2), Vectibix® Recurrent and/or metastatic head and neck cancer (Phase 3)
•	Tell us about the projects that are not listed in the table on page 35 and the reason not listed.
The Company supplementally advises the Staff that every project conducted in humans was listed in the table on page 35 of the 2010 Form 10-K. The Company excluded preclinical programs from the table for the reasons outlined above.
Management’s Discussion and Analysis of Financial condition and Results of Operations Financial Condition, Liquidity and Capital Resources, page 78
2.	You disclose that of your $17.4 billion in cash, cash equivalents and marketable securities at December 31, 2010, $15.1 billion was generated from operations in foreign tax jurisdictions that is intended to be invested indefinitely outside the U.S. You also disclose that in February 2011, you repaid $2.5 billion in Convertible Notes. Please provide us proposed revised disclosure to be included in future periodic reports that specifically discusses how you repaid the $2.5 billion in Convertible Notes and how you have the wherewithal to continue to meet your obligations in the U.S. when the vast majority of your cash, cash equivalents and marketable securities are outside the U.S.

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

The Company supplementally advises the Staff as follows:
Our worldwide operations generate significant annual operating cash flows. For the three years ended December 31, 2010, our cash flows from operations aggregated $5.8 billion, $6.3 billion and $6.0 billion, respectively. A substantial portion of these operating cash flows was generated by and is available for use in our U.S. operations. In addition, as discussed in our response to Comment 4 below, the Company is vertically integrated with operations in the United States and various foreign jurisdictions. These operations benefit the Company’s worldwide activities and result in intercompany payments from and to our U.S. operations. The timing of these intercompany payments varies and as such, influences our U.S. cash flows on an interim basis.
The Company proposes to enhance its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) disclosures with respect to Financial Condition, Liquidity and Capital Resources in its future periodic reports beginning with our Form 10-Q for the quarter ending June 30, 2011. The Company’s proposed disclosure to be included in the MD&A section of such future periodic reports is as follows:
We believe existing funds, cash generated from operations and existing sources of and access to financing are adequate to satisfy our working capital, capital expenditure and debt service requirements, our plans to pay dividends and opportunistically repurchase stock, as well as other business initiatives we plan to strategically pursue, including acquisitions and licensing activities, for the foreseeable future. We anticipate that our liquidity needs can be met through a variety of sources, including cash provided by operating activities, sale of marketable securities, borrowings through commercial paper and/or our syndicated credit facility and access to other debt markets and equity markets. With respect to our U.S. operations, we believe that existing funds intended for use in the U.S. (“U.S. funds”), cash generated from our U.S. operations, including intercompany payments and receipts, and existing sources of and access to financing in the U.S. are adequate to continue to meet our U.S. obligations (as well as our plans to pay dividends and opportunistically repurchase stock with U.S. funds) for the foreseeable future. In February 2011, we repaid our 2011 Convertible Notes with an aggregate principal balance of $2.5 billion with available U.S. funds. (See Item 1A. Risk Factors — Current economic conditions may magnify certain risks that affect our business.)
Notes to Consolidated Financial Statements
4. Income Taxes, page F-14
3.	On page F-16 you disclose that your undistributed earnings from foreign operations include income from manufacturing operations in Puerto Rico that are subject to tax incentive grants that expire in 2020. Please provide us proposed revised disclosure to be included in future periodic reports that

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

quantifies the benefit, in terms of dollars and earnings per share impact, associated with these Puerto Rican tax incentive grants. Please see SAB 11:C.
The Company respectfully directs the Staff to Note 4, page F-16 of our 2010 Form 10-K, which provides a reconciliation of the federal statutory income tax rate to our effective tax rate (the “statutory to effective tax rate reconciliation table”) and discloses decreases from the statutory tax rate due to “Foreign earnings, including earnings invested indefinitely” of 19.1%, 19.6% and 16.7% for each of the three years in the period ended December 31, 2010. Substantially all of this reduction in our effective tax rate (or tax benefit) results from foreign income associated with the Company’s operations conducted in Puerto Rico that are subject to a tax incentive grant. The Company respectfully suggests that the dollar effect of the tax benefit can be calculated by multiplying each year’s percentage by pre-tax book income and the per share impact of the tax benefit can be calculated by dividing the dollar effect by the number of shares used to compute that year’s diluted earnings per share.
The Company proposes to enhance its disclosures with respect to the benefit of our Puerto Rico tax incentive grant in our future periodic reports beginning with our Form 10-K for the year ending December 31, 2011. The Company’s proposed disclosure to be included in the Income Tax Note to our Consolidated Financial Statements is as follows (using our 2010 Form 10-K disclosures as an example):
The reconciliation between the federal statutory rate and our effective tax rate is as follows:

	Years ended December 31,
	2010	2009	2008
Federal statutory rate applied to income before income taxes	35.0%	35.0%	35.0%
Foreign earnings, including earnings invested indefinitely	(19.1)%	(19.6)%	(16.7)%
State taxes	1.6%	1.1%	1.4%
Audit settlements	(3.1)%	(4.2)%	0.0%
Credits, primarily research and experimentation	(0.9)%	(0.8)%	(1.1)%
Other, net	(0.5)%	0.0%	0.6%

Effective tax rate	13.0%	11.5%	19.2%

We do not provide for U.S. income taxes on undistributed earnings of our foreign operations that are intended to be invested indefinitely outside of the United States. Substantially all of the benefit from foreign earnings on our effective tax rate results from foreign income associated with the Company’s operations conducted in Puerto Rico that is subject to a tax incentive grant that expires in 2020.

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

For the years ended December 31, 2010, 2009 and 2008, our total foreign income before income taxes was approximately $3.1 billion, $3.1 billion and $2.6 billion, respectively. At December 31, 2010, cumulative foreign earnings amounted to approximately $17.2 billion. If these earnings were repatriated to the U.S., we would be required to accrue and pay approximately $6.1 billion of additional income taxes based on the current tax rates in effect.
4.	Your foreign operations accounted for 29%, 28%, and 27% of your revenues and 58%, 60% and 52% of your pre-tax income in 2010, 2009 and 2008, respectively. Please provide us proposed MD&A disclosure to be included in future periodic reports explaining the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales. Please also discuss in this proposed disclosure the reasons why your effective tax rate of 13.0% in 2010, 11.5% in 2009 and 19.2%, in 2008 is significantly lower than the statutory rate of 35%, including the countries that account for the majority of the lower effective tax rate.
The Company supplementally advises the Staff as follows:
Sales revenues are reported based on the location in which sales are made to third parties. The Company currently generates the majority of its sales revenues in the United States. Pre-tax income is reported based on the location of the operations giving rise to the pre-tax income. Certain operations of the Company are performed in foreign jurisdictions. The worldwide pre-tax income associated with such operations is treated as foreign income based on the tax laws and principles of the respective taxing jurisdictions. For example, the Company conducts significant operations outside the United States in Puerto Rico pertaining to manufacturing, distribution and other related functions to meet its worldwide product demand. Income from the Company’s operations in Puerto Rico is subject to a tax incentive grant that expires in 2020. In addition, as we disclose in the MD&A section on page 85 of the 2010 Form 10-K, our effective tax rate reflects the impact of undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are intended to be invested indefinitely outside the United States.
The Company proposes to enhance its MD&A disclosures with respect to foreign earnings and the effective tax rate in its future periodic reports beginning with our Form 10-K for the year ending December 31, 2011. The Company’s proposed disclosure to be included in the MD&A section of our future Annual Reports on Form 10-K is as follows:
The Company is a vertically integrated enterprise with operations in the U.S. and various foreign jurisdictions. The Company is subject to income tax in the foreign jurisdictions where it conducts activities based on the tax laws and principles of such jurisdictions and the functions, risks and activities performed therein. The Company’s pre-tax income is therefore attributed to domestic or foreign sources based on the operations performed in each location and the tax

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

laws and principles of the respective taxing jurisdictions. For example, the Company conducts significant operations outside the United States in Puerto Rico pertaining to manufacturing, distribution and other related functions to meet its worldwide product demand. Income from the Company’s operations in Puerto Rico is subject to a tax incentive grant that expires in 2020.
Our effective tax rate reflects the impact of undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are intended to be invested indefinitely outside the United States. Substantially all of this benefit is attributable to the Company’s foreign income associated with the Company’s operations conducted in Puerto Rico.
5.	Based on your tax provision disclosure on page F-14 and your disclosure of foreign pre-tax income on page F-16, it appears that your effective foreign tax rate was 5.0% in 2010 and 2009 and 5.5% in 2008. However, based on the impact of the foreign tax rate differential presented in your tax rate reconciliation on page F-16, it appears that your effective foreign tax rate should be approximately 2.2% in 2010, 2.1% in 2009 and 2.8% in 2008. Please explain to us how you computed the 19.1%, 19.6% and 16.7% foreign rate differential reconciling item for 2010, 2009 and 2008, respectively, and identify for us the significant components of these reconciling items. Also, in your response please explain to us the apparent discrepancy between the effective foreign tax rates identified in the first two sentences of this comment.
The Company supplementally advises the Staff as follows:
The foreign rate differential reconciling items are calculated as the amount of tax that would be paid if the foreign income was subject to the statutory rate of 35%, less the provision for foreign taxes, net of foreign tax credits, divided by consolidated pre-tax income. Substantially all of this benefit is attributable to the Company’s foreign income associated with the Company’s operations conducted in Puerto Rico.
The difference between the effective tax rate calculated using the tax provision disclosure on page F-14 of the Form 2010 10-K and the statutory to effective tax rate reconciliation table on page F-16 of the 2010 Form 10-K relates to certain foreign taxes that do not impact our effective tax rate due to the related offsetting U.S. foreign tax credits discussed above.
19. Contingencies and commitments
Contingencies, page F-38
6.	Your note discloses several pending legal proceedings, yet you do not appear to disclose your policy for the accounting for contingencies or the disclosures required by ASC Section 450-20-50. Please provide us proposed policy note

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

disclosure to be included in future periodic reports that indicates your policy for accounting for loss and gain contingencies. In addition, in a risk factor on page 55 and in MD&A on page 85, you disclose that litigation and government investigations could result in a material adverse impact on your results of operations, financial condition or cash flows. As a result, it appears at least reasonably possible that a loss may have been incurred. Therefore, please provide us proposed revised disclosure to be included in future periodic reports that discloses:
•	The amounts accrued for loss contingencies accrued as required by ASC 450-20-50-1, and
•	An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated, as required by ASC 450-20-50-3 and 50-4. If you cannot make an estimate, please disclose the facts and circumstances that prevent you from making such an estimate as well as a discussion of what is being sought in those proceedings.
     The Company respectfully directs the attention of the Staff to page F-38 of the 2010 Form 10-K, under Note 19, “Contingencies and commitments,” that contains the following disclosure regarding the Company’s policy for accounting for contingencies:
In the ordinary course of business, we are involved in various legal proceedings and other matters, including those discussed in this Note, which are complex in nature and have outcomes that are difficult to predict. We record accruals for such contingencies to the extent that we conclude that it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. While it is not possible to accurately predict or determine the eventual outcome of these items, one or more of these items currently pending could have a material adverse effect on our consolidated results of operations, financial position or cash flows.
     The Company respectfully submits that its disclosures are consistent with the guidance in ASC 450-20-50. Specifically, the Company records accruals for contingent liabilities when management is able to conclude that a loss is both probable and reasonably estimable, as required under ASC 450-20-25-2. When a loss is both probable and estimable, the Company discloses the amount of accrual for litigation loss contingencies when required by ASC 450-20-50-1, including when it determines that specific disclosure of the amount accrued may be necessary in order to prevent the financial statements from being misleading.
     When a loss is not both probable and estimable, the Company assesses whether disclosure of a loss contingency should be made (even where an appropriate accrual cannot be determined) based on whether there is at least a reasonable possibility that a loss or an additional

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

loss may be incurred. In determining whether an estimate of “possible” loss or range of loss may be determined, the Company reviews all of the facts and circumstances relating to each legal proceeding. The Company thoroughly analyzes the procedural posture and substance of each claim, the facts in dispute in a particular matter (including facts revealed in discovery, substantive rulings by the court, advice of experts and counsel, information gleaned through settlement discussions and other information), relevant statutes or case law and their likely applicability to the matter, the Company’s available legal defenses, its litigation strategies and opportunities for settlement. This analysis is based on management’s best judgment of each litigation matter and is made upon advice of, and in consultation with, counsel.
     The Company has concluded that, with respect to its litigation matters disclosed in Note 19 (which are incorporated by reference into the Legal Proceedings section of the 2010 Form 10-K), it cannot reasonably estimate possible losses associated with those matters. To do so would, for example, require broad speculation about possible conduct or decisions of litigation counterparties, factfinders and tribunals, an assessment of novel claims or claims that are at preliminary stages of adjudication, or an assessment of future actions or decisions that could be viewed as unlikely or unusual. An assessment as to the possible losses that the Company might incur would require the Company to make a judgment for which there would be generally no reasonable basis.
     As a result, the Company believes a range of possible loss is not estimable for asserted and probable unasserted claims. In future filings, the Company will, consistent with ASC 450-20-50-4, include a statement that such an estimate cannot be made.
     The Company respectfully acknowledges its statement in a risk factor on page 55 and in the MD&A section on page 85 of the 2010 Form 10-K that certain pending litigation and governmental proceedings could have a material adverse effect on our consolidated results of operations, financial position or cash flows. The Company does not intend for this disclosure to imply that it is reasonably possible a litigation loss has in fact been incurred within the meaning of applicable accounting literature. In fact, the Company is unable to give an estimate of possible losses or range of losses and includes the discussion of these risks pursuant to the Company’s disclosure obligation under Item 503(c) of Regulation S-K, as required under Item 1A of Form 10-K. The Company respectfully submits that, although the legal proceedings at issue do not represent a loss that is both probable and reasonably estimable within the meaning of ASC 450-20-25-2, one or more of such legal proceedings nonetheless could result in liability to the Company that could have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.
     For the foregoing reasons, the Company respectfully submits that its disclosures are consistent with the guidance in ASC 450-20-50.

Sasha S. Parikh
Securities and Exchange Commission
May 13, 2011

Definitive Proxy filed April 7, 2011
7.	We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.
     The Company acknowledges that the Staff may have additional comments following its review of the Part III information contained in the Company’s definitive proxy statement filed April 7, 2011.
* * * *
     Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Charles K. Ruck of Latham & Watkins LLP at (714) 540-1235 or me at (805) 447-9358 should you have further comments or if you require any additional information.

Respectfully yours,
/s/ Jonathan M. Peacock
Jonathan M. Peacock
Executive Vice President and Chief Financial Officer

cc:	Mark Brunhofer, the Commission
Karen Ubell, the Commission
Jennifer Riegel, the Commission
David J. Scott, Esq., Amgen Inc.
Charles K. Ruck, Esq., Latham & Watkins LLP
Christian W. Nolet, Ernst & Young LLP

Appendix 1

Timing of Entry into
Molecule	Disease/Condition	Phase*
Phase 3 Programs
AMG 386	Ovarian cancer	11/2010
Ganitumab (AMG 479)	Pancreatic cancer	4/2011
Aranesp® (darbepoetin alfa)	Anemia in heart failure	6/2006
Motesanib	First-line non-small cell lung cancer	7/2007
Prolia® (denosumab)	Male osteoporosis	10/2009
Sensipar®/Mimpara® (cinacalcet)	Cardiovascular disease in patients with secondary hyperparathyroidism and chronic kidney disease undergoing maintenance dialysis	8/2006
Vectibix® (panitumumab)	First- and second-line colorectal cancer	6/2006
XGEVATM (denosumab)	Prevention of bone metastases in prostate cancer	2/2006
XGEVATM (denosumab)	Prevention of bone metastases in breast cancer	6/2010

Phase 2 Programs*
AMG 386	Various cancer types	5/2007-8/2009
Ganitumab (AMG 479)	Various cancer types	3/2008-2/2010
AMG 785	Bone-related conditions, including postmenopausal osteoporosis and fracture healing	6/2009-6/2010

AMG 827	Inflammatory diseases	12/2009-11/2010
AMG 853	Asthma	12/2009
Conatumumab	Various cancer types	1/2008-9/2009
Denosumab	Rheumatoid arthritis	8/2004
Motesanib	First-line breast cancer	11/2005
Nplate® (romiplostim)	Chemotherapy-induced thrombocytopenia	2/2006
Nplate® (romiplostim)	Myelodysplastic syndromes	7/2005
Omecamtiv mecarbil (AMG 423)	Heart failure	4/2011
Rilotumumab (AMG 102)	Various cancer types	1/2007-10/2009
Sensipar®/Mimpara® (cinacalcet)	Post Renal Transplant	12/2009
Vectibix® (panitumumab)	Locally advanced head and neck cancer	10/2007

Phase 1 Programs
AMG 139	Inflammatory diseases	4/2010

*	For programs in which multiple potential indications are being studied, date ranges reflects time period during which multiple clinical trials were initiated.

Timing of Entry into
Molecule	Disease/Condition	Phase*
AMG 145	Hypercholesterolemia	7/2009
AMG 151	Type 2 diabetes	3/2009
AMG 157	Asthma	10/2008
AMG 167	Bone-related conditions	5/2009
AMG 181	Ulcerative colitis	7/2010
AMG 191	Inflammatory diseases	10/2008
AMG 208	Various cancer types	12/2008
AMG 221	Type 2 diabetes	8/2005
AMG 319	Hematologic malignancies	4/2011
AMG 337	Various cancer types	12/2010
AMG 557	Systemic lupus erythematosus	11/2006
AMG 745	Muscle-wasting disorders	12/2005
AMG 747	Neuroscience	1/2009
AMG 761	Asthma	2/2009
AMG 780	Various cancer types	8/2010
AMG 811	Systemic lupus erythematosus	12/2007
AMG 820	Various cancer types	3/2008
AMG 888	Various cancer types	9/2008
AMG 900	Various cancer types	8/2009
Dulanermin (rhApo2L/TRAIL)	Various cancer types	7/2004